

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2011

Zeng Chuan Da
President and Principal Executive Officer
China Manufacturing Acquisition III Corp.
9 Division Street, Apt 201
New York, NY 10002

>   **Re: China Manufacturing Acquisition III Corp.**
>   **Registration Statement on Form 10-12G**
>   **Filed July 29, 2010**
>   **File No. 000-54054**

Dear Mr. Zeng Chuan Da:

We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   Amanda Ravitz
>   Assistant Director

cc (by facsimile): David N. Feldman, Esq.